VCA Inc.

12401 West Olympic Boulevard

Los Angeles, CA 90064

September 29, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	VCA Inc. – Request for Withdrawal of

Post-Effective Amendment No. 2 to the Registration Statement on

Form S-3 (File No. 333-36604)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, VCA Inc. (the “Company”) hereby requests the withdrawal of Post-Effective Amendment No. 2 (Accession No. 0001193125-17-282494) to its registration statement on Form S-3 (File No. 333-36604), filed on September 12, 2017 (the “Amendment”).

The Amendment was filed for the purpose of terminating the registration statement. However, the Company had previously withdrawn the registration statement, and no securities were issued or sold under the registration statement. The Amendment was not declared effective and no securities have been issued or sold in connection with the Amendment. The Company respectfully submits that a withdrawal of the Amendment is consistent with the public interest and the protection of investors.

Sincerely,

VCA INC.

By:	/s/ Tomas W. Fuller
Name: Tomas W. Fuller
Title: Chief Financial Officer and Vice President